April 3, 2013

Securities and Exchange Commission
Division of Corporate Finance
Attn:  Larry Spirgel and Brandon Hill
Washington, D.C. 20549

Re:           Green Endeavors, Inc.
Preliminary Information Statement on Schedule 14C
Filed March 22, 2013
File No. 000-54018

Dear Mr. Spirgel:

In response to the comment letter of March 27, 2013 please consider the following responses:

1.
Please provide additional disclosure regarding the potential impact of this reverse stock split on your shareholders, including decreased voting power and anti-takeover effects.  For example, it appears that holders of your Supervoting preferred stock will have a majority voting position following the reverse stock split.  If so, please disclose the voting percentage that will be held by these holders following the reverse stock split.

RESPONSE:  The following language has been modified for inclusion into the Form 14C:

As a result of the proposal to conduct a reverse stock split there is a significant risk of shareholder value represented by the common stock being diluted.  The proposed reverse split creates a risk that current shareholders of the common stock will see the value of those shares diluted through the issuance of additional authorized but currently unissued shares. The current net tangible book value per share would be diluted if additional shares are issued without an increase taking place in the net book value of the assets of the Company.  The current book value of shares held by existing shareholders would not be maintained in the event additional shares are issued. In the event that the board carries out a 1 for 200 reverse split of the common stock and reduces the number of outstanding shares of common stock to approximately 22,265,200, the issuance of all 10,000,000,000 authorized shares would have a dilutive effect upon existing shareholders.  If all authorized shares of common stock were issued each share would drop from representing 1/22,265,200 to 1/10,000,000,000 of the shares of common stock issued and outstanding.

Voting rights of the Super Voting Preferred Shares held by Nexia Holdings, Inc. hold votes equal to one billion votes (10 million shares each with 100 votes)  prior to the split those shares were equal to 18.3% of the voting rights, subsequent to the split those Super Voting Preferred Shares would be equal to 97.7% of the voting rights.  This would give Nexia Holdings and Richard Surber, Nexia’s President and CEO control of any matter presented to shareholders for a vote.  Currently, prior to the split, Mr. Surber and Nexia jointly control in excess of 60% of the voting rights on any matter presented to the shareholders based upon the Super Voting Preferred Shares and Nexia’s holding of 52.9% of the currently issued common stock.  These voting rights effectively give Nexia a veto over any attempt to take over or change control of the Company. Such an event would include a vote by the board of directors to conduct a reverse or forward split of the common stock as is being proposed at this time. The shares held by Nexia thus have a strong anti-takeover effect. The interests of Nexia may not always conform to the interests of the common stockholders in general, and thus its voting rights may not always be exercised in the best interests of the common stockholders of the Company.

2.
We note that you do not have a sufficient number of common shares available for issuance if your preferred shares and convertible debt presently outstanding were to convert at current market prices.  Please disclose the number of common shares that would be issuable upon conversion of your preferred shares and convertible debt, respectively, if they were to convert at current market prices.

RESPONSE:  The following language has been modified for inclusion into the Form 14C:

If the current number of preferred shares and the existing convertible debt were all converted at current market prices a total of 69,044,109,148 shares of common stock would be required to be issued by the Company, that number exceeds the number of authorized shares of common stock by the Company.  The reverse stock split by both increasing the market price and the number of unissued but authorized shares would resolve that issue.

3.
We also note that Mr. Surber is President of Nexia.  As a result, we believe that Mr. Surber may be deemed a beneficial owner of shares held by Nexia.  Please not that, for purposes of calculating beneficial ownership pursuant to Rule 13d-3, a person is a beneficial owner of a security if they have or share voting power or investment power over such security,  See Rule 13d-3(a0.  Please review your security ownership table to reflect that Mr. Surber is a beneficial owner of the shares held by Nexia or tell us why you believe he is not a beneficial owner of such shares.  Also, please revise the shares held by your directors and officers as a group to reflect Mr. Surber’s increased holdings.

RESPONSE:  The following reflects the changes made to the security ownership table for inclusion into the Form 14C:

SECURITY OWNERSHIP OF EXECUTIVE OFFICERS, DIRECTORS AND FIVE PERCENT STOCKHOLDERS

The following table sets forth certain information concerning the ownership of the Company's stock with respect to: (i) each person known to the Company to be the beneficial owner of more than five percent of the Company's stock; (ii) all directors; and (iii) directors and executive officers of the Company as a group. The notes accompanying the information in the table below are necessary for a complete understanding of the figures provided below. As of March 1, 2013, there were 4,453,039,148 shares of common stock issued and outstanding.

Title of Class	Name and Address of Beneficial Owner	Amount And Nature of Beneficial Ownership	Percent of Class
Super voting Preferred ($0.001 par value)	Nexia Holdings, Inc. (1) 59 West 100 South, Second Floor Salt Lake City, Utah 84101	10,000,000	100%
Preferred Series "B" Stock ($0.001par value)	Richard Surber, President & Director 59 West 100 South, Second Floor Salt Lake City, Utah 84101	37,134	6.75%
Voting Common Stock ($0.001 par value)	Richard Surber, President, CEO & Director 59 West 100 South, Second Floor Salt Lake City, Utah 84101	12,972,625	>1%
Voting Common Stock ($0.001 par value)	Logan Fast, Vice President & Director 59 West 100 South, Second Floor Salt Lake City, Utah 84101	- - - -	- - - -
Preferred Series "B" Stock ($0.001par value)	Logan Fast, Vice President & Director 59 West 100 South, Second Floor Salt Lake City, Utah 84101	2,000	0.36%
Voting Common Stock ($0.001 par value)	Nexia Holdings, Inc. (1) 59 West 100 South, Second Floor Salt Lake City, Utah 84101	2,355,263,158	52.9%
Voting Common Stock ($0.001 par value)	Robert E. Stockdale 2537 Irving Place Billings, MT 59102	739,873,993	16.62%
Preferred Series "B" Stock ($0.001par value)	Directors and Executive Officers as a Group	39,134	7.1%
Voting Common Stock ($0.001 par value)	Directors and Executive Officers as a Group (Including beneficial ownership through Nexia) (1)	2,368,235,783	53.2%
Super voting Preferred ($0.001 par value)	Directors and Executive Officers as a Group (Including beneficial ownership through Nexia) (1)	10,000,000	100%

(1)Richard Surber may be deemed a beneficial owner of 2,355.263.158 shares of the Company's common stock by virtue of his position as an officer and director of Nexia Holdings Inc. and of 10,000,000 shares of Super Voting Preferred by virtue of his positions with Nexia Holdings, Inc.

A copy of the entire proposed Definitive 14C is attached hereto for your review, this document includes the changes as detailed above.

Please contact me or Michael Golightly with any questions you have.

Sincerely,
/s/ Richard Surber
Richard Surber
CEO